UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.
One South Jersey Plaza
Folsom, NJ 08037

South Jersey Industries,

Inc. 401(K)Plan

Financial Statements as of December 31, 2007
and 2006, and for the Year Ended December 31,
2007, and Supplemental Schedules as of and for
the Year Ended December 31, 2007, and Report
of Independent Registered Public Accounting Firm.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4-10
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	11

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
South Jersey Industries, Inc. 401 (K) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401 (K) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 20, 2008

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006

INVESTMENTS - AT FAIR VALUE:
Cash	$53,843	$64,290
South Jersey Industries, Inc. Common Stock	78,622,492	75,834,829
Mutual Funds	19,267,429	15,549,153
Common/Collective Trusts	4,588,255	3,993,006
Participant Loan Funds	549,816	523,951

Total Investments	103,081,835	95,965,229

RECEIVABLES:
Participants Contributions	266,618	254,957
Employer Contributions	72,187	70,926
Accrued Investment Income	12,122	9,212

Total Receivables	350,927	335,095

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	103,432,762	96,300,324

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	41,669	77,337

NET ASSETS AVAILABLE FOR BENEFITS	$103,474,431	$96,377,661

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS:
Investment Income:
Dividends and Interest	$3,971,182
Net Appreciation in Fair Value of Investments	5,496,564

Net Investment Income	9,467,746

Contributions:
Participant Contributions	4,017,111
Employer Contributions	1,074,549

Total Contributions	5,091,660

DEDUCTIONS:
Benefits Paid to Participants	7,459,636
Administration Fees	3,000

Total Deductions	7,462,636

INCREASE IN NET ASSETS	7,096,770

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	96,377,661

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$103,474,431

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees of South Jersey Industries, Inc. and subsidiaries (“SJI” or the “Company”) and part-time employees who have one or more years of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”) serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – Beginning May 1, 2007, all newly hired employees are automatically enrolled into the Plan at a 1% deferral rate.  Participants have 60 days from their effective date of enrollment to opt out of the Plan.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

▪	Non-union employees hired before 7/1/2003
▪	Local 95 and Local 76 union employees hired before 11/4/2004
▪	Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

▪	Non-union employees hired on or after 7/1/2003
▪	Local 95 and Local 76 union employees hired on or after 11/4/2004
▪	Local 1293 union employees hired on or after 12/17/2004
▪	South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  These additional year-end contributions are $500 for participants with under 10 years of service, and $1,000 for participants with 10 years of service or greater.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Principal and interest are paid ratably through payroll deductions.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Beginning in September 2005, participants were given the option to self-direct their Company match.  If no direction was made, Company contribution automatically defaulted to the Merrill Lynch Retirement Preservation Trust, except for members of one of the Company’s union groups which default to SJI Common Stock.  Beginning May 1, 2007, unless directed by the Participant, Company contributions were automatically invested in a Personal Manager Account from Merrill Lynch Advice Access, or SJI Common Stock for members of one of the Company’s union groups.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.  The Plan offered the following as investment options in 2006:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
Merrill Lynch Retirement Preservation Trust	Capital Preservation
Managers Special Equity Fund (2)	Growth
JP Morgan Large Cap Equity Growth Fund (2)	Growth & Income
ING International Value Fund	Growth
BlackRock Bond Fund (1,2)	Income
BlackRock Basic Value Fund (1)	Growth & Income
BlackRock S&P 500 Index Fund (1)	Growth
Lord Abbett Mid Cap Value Fund (2)	Growth

(1)
Effective September 29, 2006, Merrill Lynch Investment Managers (MLIM®) completed its merger with BlackRock, Inc. As a result of the transaction, the name of this investment fund was renamed from Merrill Lynch to BlackRock.

(2)	Effective May 1, 2007, these investment options were replaced with other investment options with similar objectives. The replacement funds offered are as follows:

Name	Objective

American Growth Fund of America	Growth
Pioneer Bond Fund	Income
Phoenix Mid Cap Value Fund	Growth
Jennison Small Company Fund	Growth

The following investment options were added to the Plan effective May 1, 2007:

Name	Objective

AIM Capital Development Fund	Growth
AIM International Growth Fund	Growth
Alger Small Cap Growth Fund	Growth
AllianceBern Small/Mid Cap Value Fund	Growth
Allianz CCM Capital Appreciation Fund	Growth
American Growth Fund of America	Growth
BlackRock Large Cap Value Fund	Growth
Columbia Small Cap Value Fund	Growth
Columbia Marsico International Opportunity Fund	Growth
Columbia Mid Cap Value Fund	Growth
Eaton Vance Large Cap Value Fund	Growth & Income
Eaton Vance Dividend Builder Fund	Growth & Income
Franklin Small Cap Value Fund	Growth
Janus Advisor Forty Fund	Growth
Janus Advisor International Group Fund	Growth
Jennison Small Company Fund	Growth
Jennison Utility Fund	Growth & Income
MFS Utilities Fund	Growth & Income
Munder Mid Cap Core Growth Fund	Growth
Phoenix Mid Cap Value Fund	Growth
Pioneer Bond Fund	Income
Van Kampen Growth & Income Fund	Growth & Income
Van Kampen Mid Cap Growth Fund	Growth
Van Kampen Small Cap Growth Fund	Growth
Franklin Total Return Fund	Income
ING Intermediate Bond Fund	Income

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, which ever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $1,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts – At December 31, 2007 and 2006, forfeited nonvested accounts totaled $21,319 and $16,614, respectively. These accounts will be used to reduce future employer contributions or to pay Plan expenses. During the years ended December 31, 2007 and 2006, no forfeited amounts were used to reduce Company contributions or to pay Plan expenses.

Plan Amendments – The Plan was amended during 2006 and 2007 as follows:

•	Effective January 1, 2006 – Incorporated numerous previously adopted amendments into the Plan document and reflect certain changes in law.
•	Effective January 1, 2007 – Clarified the terms used to define those individuals, other than Plan Participants, who are eligible for the receipt of rollover distributions from the Plan.
•
Effective May 1, 2007 – Automatic enrollment of all newly hired employees at a 1% deferral rate.  This deferral rate will automatically increase 1% per year until reaching a maximum of 8%.  Participants may elect to opt out of the Plan or alter their deferral rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2007 and 2006, are investments in Company common stock amounting to approximately $78.6 million and $75.8 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation and Income Recognition – Investments in South Jersey Industries, Inc. common stock are stated at fair value, which represents the closing price for the stock as traded on the New York Stock Exchange.  The Merrill Lynch Retirement Preservation Trust (RPT) is a stable value common collective trust fund that is stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, and then adjusted to contract value.  The RPT invests principally in synthetic guaranteed investment contracts issued by banks, insurance companies, and other issuers.  Fair value of the RPT is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  All other investments are stated at fair value based on quoted market prices.  Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at both December 31, 2007 and 2006.

3.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31,
	2007	2006

South Jersey Industries, Inc. common stock	$78,622,492	$75,834,829

Investments in South Jersey Industries, Inc. common stock are stated at fair value based on quoted market prices, which was $36.09 and $33.41 per share at December 31, 2007 and 2006, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

 During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2007

South Jersey Industries, Inc. common stock	$6,012,382
Equity Funds	(570,201)
Bond Funds	54,383
Total	$5,496,564

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, Merrill Lynch Investment Managers merged with BlackRock, Inc., on September 29, 2006 as discussed in Note 1.  As such, transactions in BlackRock funds also qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for the investment management services were $3,000 for the year ended December 31, 2007.

At December 31, 2007 and 2006, the Plan held 2,178,512 and 2,269,824 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $74,506,782 and $69,433,835, respectively. During the year ended December 31, 2007, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $2,190,747.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financials statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

December 2005 April 2006	253,766 275,395	January 23, 2006 May 22, 2006
The Company filed a Voluntary Fiduciary Correction Program ("VFCP") application with the D.O.L. on August 22, 2006, related to the correction of the delinquent remittance of participant contributions.  As part of the correction, the Company remitted $1,182 to the Plan representing the earnings that the contributions would have made if they had been deposited timely.   The VFCP was approved by the D.O.L. on August 28, 2006.  Pursuant to the approval, the Plan was allowed to maintain its tax-exempt status and the Company was not obligated to pay excise taxes related to these nonexempt party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

2007

Net assets available for benefits per the financial statements	$103,474,431
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	(41,669)
Net assets available for benefits per the Form 5500	$103,432,762

Increase in Net Assets per the financial statements	$7,096,770
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	35,668
Increase in Net Assets per the Form 5500	$7,132,438

	SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

	FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AS OF DECEMBER 31, 2007

	Identity of Party Involved	Description of Asset	Investment Type	Cost		Current Value
*	Merrill Lynch Bank & Trust Co., FSB	Cash	Cash	$	**	$53,843
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock		**	78,622,492
*	Merrill Lynch Bank & Trust Co., FSB	ML Retirement Preservation Trust	Common/Collective Trust		**	4,588,255
	AIM	AIM Capital Development Fund	Mutual Fund		**	48,133
	AIM	AIM International Growth Fund A	Mutual Fund		**	348,880
	Alger	Alger Small Cap Growth Fund A	Mutual Fund		**	52,385
	Alliancebern	Alliancebern Small/Mid Value Class A	Mutual Fund		**	43,271
	Allianz	Allianz CCM Capital Appreciation Fund A	Mutual Fund		**	1,135
	American	American Growth Fund of America R3	Mutual Fund		**	1,736,515
*	BlackRock	BlackRock Total Return Portfolio	Mutual Fund		**	5,578
*	BlackRock	BlackRock Basic Value Fund A	Mutual Fund		**	1,764,415
*	BlackRock	BlackRock S&P 500 Index Fund I	Mutual Fund		**	2,650,295
*	BlackRock	BlackRock Large Cap Value A	Mutual Fund		**	89,872
	Columbia	Columbia Mid Cap Value Fund A	Mutual Fund		**	258,473
	Columbia	Columbia Small Cap Value II A	Mutual Fund		**	81,033
	Columbia Marsico	Columbia Marsico International Opp A	Mutual Fund		**	119,219
	Eaton Vance	Eaton Vance Dividend Builder Fund	Mutual Fund		**	76,447
	Eaton Vance	Eaton Vance Large-Cap Value Fund A	Mutual Fund		**	266,747
	Franklin	Franklin Small Cap Value Class A	Mutual Fund		**	72,556
	Franklin	Franklin Total Return Fund Class A	Mutual Fund		**	238,445
	ING	ING International Value Fund	Mutual Fund		**	4,636,869
	ING	ING Intermediate Bond Fund Class A	Mutual Fund		**	954,130
	Janus	Janus Advisor Forty Fund A	Mutual Fund		**	11,229
	Janus	Janus Advisor International Growth Fund	Mutual Fund		**	132,419
	Jennison	Jennison Utility Fund Class A	Mutual Fund		**	8,019
	Jennison	Jennison Small Company Fund Class A	Mutual Fund		**	1,566,174
	Mercury TTL	Mercury TTL Ret. BD Distributor	Mutual Fund		**	2
	MFS	MFS Utilities Fund Class A	Mutual Fund		**	206,735
	Munder	Munder Mid Cap Core Growth	Mutual Fund		**	76,668
	Phoenix	Phoenix Mid Cap Value Fund Class A	Mutual Fund		**	1,612,644
	Pioneer	Pioneer Bond Fund	Mutual Fund		**	2,120,130
	Van Kampen	Van Kampen Growth & Income Class A	Mutual Fund		**	13,764
	Van Kampen	Van Kampen Mid Cap Growth Fund A	Mutual Fund		**	35,308
	Van Kampen	Van Kampen Small Cap Growth A	Mutual Fund		**	39,939
*	Plan Participants	Participant Loan Fund -
		Maturing 2008-2017 at interest rates of 5.00-9.25%	Loans		**	549,816

				$	**	$103,081,835
*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC.

 Date:    June 20, 2008                                                           BY: /s/ DAVID A. KINDLICK
David A. Kindlick
Chairman, Trust Committee
Vice President and Chief Financial Officer